EXHIBIT 99(a)(6)

Guided Therapeutics Announces Warrant Exchange Offer

NORCROSS, GA (October 15, 2013) – Guided Therapeutics, Inc., (OTCBB: GTHP) (OTCQB: GTHP), today announced that it has commenced an exchange offer for certain of its outstanding warrants to purchase up to an aggregate of approximately 3.6 million shares of its common stock. The warrants eligible for exchange have an exercise price of $0.65 per share and an exercise period ending on March 1, 2014.

Each eligible warrant is exchangeable for a new warrant, exercisable immediately for the same number of shares of common stock, but with a reduced exercise price of $0.40 per share and a shortened exercise period ending on November 27, 2013.

The exchange offer is scheduled to expire on November 13, 2013.

The Company intends to apply any proceeds received in connection with the subsequent exercise of the new warrants toward the production of its LuViva® cervical cancer detection device and to acceleration of its international sales efforts.

Holders of eligible warrants should read the Tender Offer Statement on Schedule TO, including all exhibits thereto, that the Company has filed with the SEC, because such documents contain important information about the exchange offer. Holders of eligible warrants may obtain the Tender Offer Statement, including all exhibits and any supplements thereto, as well as the Company’s other filings with the SEC, without charge from the SEC’s website, http://www.sec.gov. In addition, holders of eligible warrants may obtain copies of the Offer to Exchange, the documents referred to therein and all other documents related to the exchange offer without charge from the Company by directing requests to the Company at Guided Therapeutics, Inc., 5835 Peachtree Corners East, Suite D, Norcross, Georgia 30092, Attn: Jacque Tapley, or by telephone at (770) 242-8723. Any questions concerning the exchange offer may be directed to the Company as described above.

About Guided Therapeutics

Guided Therapeutics, Inc. (OTCBB: GTHP) (OTCQB: GTHP) is the maker of a rapid and painless testing platform based on its patented biophotonic technology that utilizes light for the early detection of disease at the cellular level. The Company’s first product is the LuViva® Advanced Cervical Scan, a non-invasive device used to detect cervical disease instantly and at the point of care. In a multi-center clinical trial, with women at risk for cervical disease, the technology was able to detect cervical cancer up to two years earlier than conventional modalities, according to published reports. Guided Therapeutics is also developing a non-invasive test for the early detection of esophageal cancer using the technology platform. For more information, visit: www.guidedinc.com.

The Guided Therapeutics LuViva® Advanced Cervical Scan is an investigational device and is limited by federal law to investigational use. LuViva, the wave logo and "Early detection, better outcomes" are registered trademarks owned by Guided Therapeutics, Inc.

Forward-Looking Statements Disclaimer: A number of the matters and subject areas discussed in this news release that are not historical or current facts deal with potential future circumstances and developments. The discussion of such matters and subject areas is qualified by the inherent risks and uncertainties surrounding future expectations generally and also may materially differ from Guided Therapeutics’ actual future experience involving any of or more of such matters and subject areas. Such risks and uncertainties include those related to the early stage of products in development, the uncertainty of market acceptance of products, the uncertainty of development or effectiveness of distribution channels, the intense competition in the medical device industry, the uncertainty of capital to develop products, the uncertainty of regulatory approval of products, dependence on licensed intellectual property, as well as those that are more fully described from time to time under the heading “Risk Factors” in Guided Therapeutics’ reports filed with the SEC, including Guided Therapeutics’ Annual Report on Form 10-K for the fiscal year ended December 31, 2012, and subsequent quarterly reports.

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Contacts

Bill Wells, Guided Therapeutics – 770-242-8723

Investors: Alison Ziegler, Cameron Associates – 212-554-5469